

Mailstop 3233

July 19, 2017

Via E-Mail
Douglas W. Vicari
Executive Vice President and Chief Financial Officer
Chesapeake Lodging Trust
4300 Wilson Boulevard, Suite 625
Arlington, VA 22203

> **Re:** **Chesapeake Lodging Trust**
> **Form 10-K for the fiscal year ended December 31, 2016**
> **Filed February 22, 2017**
> **File No. 1-34572**

Dear Mr. Vicari:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for fiscal year ended December 31, 2016

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 30

1. We note your response dated July 7, 2015 as well as your discussion that the increase in total hotel operating expenses was due in part to certain indirect hotel operating expenses. In future periodic filings, please provide quantitative detail of the material components of indirect hotel operating expenses in your discussion of results of operations as well as explanations for variances at this lower level, or tell us why you believe such disclosure is not necessary.

<u>Schedule III – Real Estate and Accumulated Depreciation, page F-23</u>

2.   In future periodic filings please provide the aggregate cost for Federal income tax purposes.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Mark Rakip, Staff Accountant at 202.551.3573 or me at 202.551.3629 if you have questions regarding the comments on the financial statements and related matters.

                                        Sincerely,

                                        /s/ Kevin Woody

                                        Kevin Woody
                                        Accounting Branch Chief
                                        Office of Real Estate and
                                          Commodities